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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Barra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068313-10-5

(Cusip Number)

April 2, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068313-10-5			13G	Page 2 of 8 pages

1.	Name of Reporting Person: A) Separate Property Revocable Trust u/t/a dated July 5, 2001 B) Edward D. Baker III		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: A) California B) United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,337,291

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,337,291

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,337,291

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐ Not Applicable

CUSIP No. 068313-10-5	13G	Page 3 of 8 pages

11.	Percent of Class Represented by Amount in Row (9): 6.88%

12.	Type of Reporting Person: A) OO (Trust) B) IN

ITEM 1(a).       NAME OF ISSUER

Barra, Inc.

ITEM 1(b).       ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2100 Milvia Street
Berkeley, California 94704

ITEM 2(a).       NAME OF PERSONS FILING

A) Separate Property Revocable Trust u/t/a dated July 5, 2001
B) Edward D. Baker III

ITEM 2(b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

A) 395 Hampton Road, Piedmont, California 94611
B) 395 Hampton Road, Piedmont, California 94611

ITEM 2(c).       CITIZENSHIP OR PLACE OF ORGANIZATION

A) California
B) United States of America

ITEM 2(d).       TITLE OF CLASS OF SECURITIES

Common Stock

ITEM 2(e).       CUSIP NUMBER

068313-10-5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable

CUSIP No. 068313-10-5	13G	Page 4 of 8 pages

ITEM 4.           OWNERSHIP

The information required by this Item 4 is set forth on the cover page of this Schedule 13G in Items 5-11 thereof and such Items are incorporated herein by reference. See also Item 6 below. The share amounts and percentages reported as beneficially owned by the Reporting Person in this Schedule 13G are based upon 19,437,258 shares of the Issuer’s Common Stock outstanding as of November 3, 2003 as reported on the Issuer’s 10-Q for the period ended September 30, 2003.

ITEM 5.            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not Applicable

ITEM 6.            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

On December 29, 2003, Mr. Baker transferred 1,337,291 shares to the Separate Property Revocable Trust u/t/a dated July 5, 2001 (the “Trust”). Mr. Baker is the sole trustee and beneficiary of the Trust and, as such, has the sole voting and dispositive power for all shares held by the Trust.

The shares of Common Stock of the Issuer beneficially owned by the Reporting Person may be subject to community property laws where applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP

Not Applicable

CUSIP No. 068313-10-5	13G	Page 5 of 8 pages

ITEM 10.           CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 068313-10-5	13G	Page 6 of 8 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2004 Date

/s/ Edward D. Baker III
Signature

Edward D. Baker III, Trustee of the Separate Property Revocable Trust u/t/a dated July 5, 2001
Name/Title

January 31, 2004
Date

/s/ Edward D. Baker III
Signature

Edward D. Baker III
Name/Title

CUSIP No. 068313-10-5	13G	Page 7 of 8 pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 068313-10-5	13G	Page 8 of 8 pages

JOINT FILING AGREEMENT

Each of the undersigned agrees that the Schedule 13G to be jointly filed with the Securities and Exchange Commission pursuant to Rule 13(d)-1(k)(1) of the Securities Exchange Act of 1934 on or about this date, with respect to the reporting of the beneficial ownership of shares of Common Stock of Barra, Inc. is being, and any and all amendments to such Schedule 13G may be, filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 31, 2004

/s/ Edward D. Baker III Edward D. Baker III

SEPARATE PROPERTY REVOCABLE TRUST
DATED U/T/A DATED JULY 5, 2001

/s/ Edward D. Baker III Edward D. Baker III, Trustee